File No. 70-9955

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to
                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935

                              ALABAMA POWER COMPANY
                              600 North 18th Street
                            Birmingham, Alabama 35291

 (Name of company or companies filing this statement and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

                      William E. Zales, Jr., Vice President
                             and Corporate Secretary
                              Alabama Power Company
                              600 North 18th Street
                            Birmingham, Alabama 35291

                   (Names and addresses of agents for service)

          The Commission is requested to mail signed copies of all orders, notices and communications to:

     Gale E. Klappa                                John D. McLanahan, Esq.
Executive Vice President                            Troutman Sanders LLP
  The Southern Company                           600 Peachtree Street, N.E.
270 Peachtree Street, NW                                 Suite 5200
 Atlanta, Georgia  30303                        Atlanta, Georgia  30308-2216

                               Walter M. Beale Jr.
                               Balch & Bingham LLP
                             1901 Sixth Avenue North
                                   Suite 2600
                            Birmingham, Alabama 35201

                              INFORMATION REQUIRED

          The Application pending in the foregoing file is amended and restated in its entirety as follows:

Item 1. Description of Proposed Transaction.

          Alabama Power Company ("Alabama") is a wholly-owned subsidiary of The Southern Company, a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act").

          Alabama proposes to sell, from time to time prior to December 31, 2006, distribution line poles located in Alabama to non-affiliated telephone and other non-electric utility companies (individually, the "Purchaser"). It is proposed that such poles would be conveyed by Alabama to the Purchaser by a bill of sale, substantially in the form of Exhibit B hereto, for a negotiated cash sale price which would exceed Alabama's average book value for the number of distribution poles of each class being sold, and the aggregate sales price of such poles would not exceed $30 million. Alabama will obtain from its first mortgage bond Trustee a release of such poles from the lien of Alabama's first mortgage indenture. The $30 million authority requested herein is in addition to any exceptions otherwise provided by rules under the Act relating to the sales of utility securities or assets.

          Alabama and each Purchaser have or will have entered into a joint use agreement pursuant to which each party may attach facilities to poles belonging to the other party, with each party obligated to the other for rental of space on poles owned by the other party. The proposed sale of poles by Alabama is for the purpose of equalizing the rental payments under the joint use agreements. It is anticipated that there will be no substantial change in the use of the poles, and since the sale will result in an equalization of rent under the joint use agreements, Alabama considers it appropriate and in the interest of the public and Alabama's investors for the Purchasers to purchase and own the distribution line poles.

          The proposed transactions are substantially identical to that authorized by the Commission in Alabama Power Company, HCAR 35-24600, March 16, 1988.

Item 2. Fees, Commissions and Expenses.

          No commissions have been or will be paid in connection with the proposed transactions. Fees and expenses paid or incurred, or to be paid or incurred, directly or indirectly in connection with the proposed transactions, are as follows:

         Legal fees ........................................$5,000
         Miscellaneous...................................... 5,000
                                                            -------

               Total........................................$10,000
                                                            -------

Item 3.           Applicable Statutory Provisions.

          Alabama considers that the proposed transactions are subject to
Section 12(d) of the Act and Rule 44 thereunder.

          The proposed transactions will be carried out in accordance with the procedure specified in Rule 23 and pursuant to an order of the Commission with respect thereto. It is expected that the proposed transactions will be consummated as soon as practicable after receipt of the order of the Commission herein; however, Alabama requests authority to consummate the transactions from time to time prior to December 31, 2006.

          Rule 54 Analysis: The proposed transaction is also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the

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capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

          Southern currently meets all of the conditions of Rule 53(a). At September 30, 2001, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $22.3 million, or 0.5% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), as of September 30, 2001 ($4.6 billion).1

          In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs


________________

1 As discussed in Southern's Application on Form U-1 (File No. 70-9727) relating to the spin-off of Mirant Corporation ("Mirant"), Southern and Mirant reorganized certain energy-related and FUCO activities and Mirant completed a tax-free distribution to Southern of these activities on March 5, 2001 (the "Mini-Spin"). On April 2, 2001, Southern completed the spin-off of its remaining ownership interest in Mirant to Southern's shareholders. Therefore, the four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GAMOG Lease, Inc. and NUON Lease, Inc.) obtained through the Mini-Spin are the only remaining FUCO investments held by Southern. Although Southern now owns all of the equity in these companies as a result of the Mini-Spin, Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. Furthermore, the only remaining EWG investment held by Southern after the spin-off is Southern Company-Florida LLC, which was organized during the first quarter of 2001. Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to Southern Energy Finance Capital Corp. or to Southern Energy Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $394.4 million as of September 30, 2001.

and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

Item 4. Regulatory Approval.

          The proposed transaction is not subject to the jurisdiction of any state commission. The proposed transaction is not subject to the jurisdiction of any Federal commission other than the Securities and Exchange Commission.

Item 5.           Procedure.

          Alabama Power requests that the Commission's order herein be issued as soon as the rules will allow and that there be no thirty-day period between the issuance of the Commission's order and the date on which it is to become effective. Alabama Power waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order herein, unless such division opposes the matter covered by this application or declaration.

Item 6.   Exhibits and Financial Statements.

          (a)      Exhibits.

                   A - None.
                   B - Form of Bill of Sale. (Previously filed)
                   C - None.
                   D - None.
                   E - None.
                   F - Opinion of Balch & Bingham LLP. (Previously filed)
                   G - None
                   H - Form of Notice. (Previously filed)
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          (b)      Financial Statements.

          No financial statements are filed herewith since the financial condition of Alabama is not material to the proposed transactions.

Item. 7.  Information as to Environmental Effects.

          (a) In view of the nature of the proposed transactions described herein, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

          (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 19, 2001                    ALABAMA POWER COMPANY



                                            By:  /s/Wayne Boston
                                         Wayne Boston, Assistant Secretary